Exhibit 99.1

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

TABLE OF CONTENTS

Page

Report of independent Registered Public Accounting Firm	1
Financial Statements
Balance Sheets	2
Statements of Operations and Comprehensive Income (Loss)	3
Statements of Change in Shareholders’ Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Suzhou E Motors Electric Buses Co., Ltd.

We have audited the accompanying balance sheets of Suzhou E Motors Electric Buses Co., Ltd. (the “Company”) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP
New York, NY

September 25, 2017

1

Suzhou E Motors Electric Buses Co., Ltd.

Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	$390,841	$24,968
Restricted cash	3,415,279	1,965,410
Accounts receivable, net - trade	4,113,037	1,704,635
- related party	723,127	273,658
Due from factor	1,287,821	1,377,530
Manufacturing rebate receivable	5,816,428	6,052,200
Inventories, net	2,218,961	1,262,458
Due from related parties	276,844	2,736,567
Advances to suppliers, net	185,553	188,398
Prepaid value-added taxes	944,980	403,116
Other current assets	164,803	188,701
Total current assets	19,537,674	16,177,641

Property, plant and equipment, net	1,605,699	1,698,999

Other Assets
Intangible assets, net	2,164,092	2,777,935
Deferred tax assets	188,729	323,968
Investment	-	33,155
Total Assets	$23,496,194	$21,011,698

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank loans	$-	$462,000
Bank acceptance notes payable	3,415,279	1,965,410
Current portion of sale-leaseback liability	274,492	399,387
Accounts payable	5,173,797	3,795,982
Due to related parties	2,482,167	695,311
Customer deposits	221,925	177,760
Accrued liabilities and other payables	599,625	533,167
Total current liabilities	12,167,285	8,029,017

Sale-leaseback liability - long-term	-	293,613

Total liabilities	12,167,285	8,322,630

Shareholders' Equity

Registered capital	15,829,200	15,829,200
Accumulated deficit	(3,381,974)	(2,823,676)
Accumulated other comprehensive loss	(1,118,317)	(316,456)
Total Shareholders' Equity	11,328,909	12,689,068

Total Liabilities and Shareholders' Equity	$23,496,194	$21,011,698

The accompanying notes are an integral part of these financial statements.

2

Suzhou E Motors Electric Buses Co., Ltd.

Statements of Operations and Comprehensive Income (Loss)

(In US Dollars)

	For the Years Ended December 31,
	2016	2015
Revenues
Sales to third parties	$5,185,947	$1,932,179
Sales to related party	540,018	4,218,269
Manufacturing rebate income	6,083,311	6,307,650
Total revenue	11,809,276	12,458,098

Cost of revenues	8,538,363	9,166,396

Gross Profit	3,270,913	3,291,702

Operating expenses
Selling expenses	636,950	69,178
General and administrative expenses	1,577,528	1,211,619
Total operating expenses	2,214,478	1,280,797

Income from operations	1,056,435	2,010,905

Other income (expenses)
Loss from equity investment	(32,418)	(13,596)
Interest expense	(631,977)	(48,210)
Impairment loss	(916,434)	-
Other income (expense)	85,474	(144,944)
Total other expenses	(1,495,355)	(206,750)

Income (loss) before income taxes	(438,920)	1,804,155

Provision for income taxes	119,378	503,963

Net income (loss)	(558,298)	1,300,192

Other comprehensive loss:
Foreign currency translation losses	(801,861)	(713,888)

Comprehensive income (loss)	$(1,360,159)	$586,304

The accompanying notes are an integral part of these financial statements.

3

Suzhou E Motors Electric Buses Co., Ltd.

Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2016 and 2015

(In US Dollars)

		Accumulated
		Other		Total
	Registerd	Comprehensive	Accumulated	Shareholders'
	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2014	$15,829,200	$397,432	$(4,123,868)	$12,102,764

Foreign currency translation losses	-	(713,888)	-	(713,888)
Net income for the year	-	-	1,300,192	1,300,192

Balance at December 31, 2015	$15,829,200	$(316,456)	$(2,823,676)	$12,689,068

Foreign currency translation losses	-	(801,861)	-	(801,861)
Net loss for the year	-	-	(558,298)	(558,298)

Balance at December 31, 2016	$15,829,200	$(1,118,317)	$(3,381,974)	$11,328,909

The accompanying notes are an integral part of these financial statements.

4

Suzhou E Motors Electric Buses Co., Ltd.

Statements of Cash Flows

(In US Dollars)

	For the Years Ended
	December 31,
	2016	2015

Cash flows from operating activities
Net income (loss)	$(558,298)	$1,300,192
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in allowances - accounts receivable	99,188	14,611
Inventory impairment	916,434	5,993
Depreciation expense	257,123	211,276
Deferred income tax provision	119,378	503,963
Amortization of intangible asset	452,799	482,639
Loss (income) from sale leaseback	(12,338)	116,632
Gain on disposal of fixed assets	(3,802)	-
Loss from equity method investment	32,418	13,596
Changes in operating assets and liabilities:
Accounts receivable	(3,222,934)	(4,885,508)
Manufacturer rebate receivable	(165,635)	(6,307,650)
Advances to suppliers	(31,558)	(75,494)
Inventory	(2,025,401)	1,600,144
Prepaid value added taxes	(594,183)	126,649
Other receivables	12,143	(145,347)
Accounts payable	1,707,240	3,056,605
Customer deposits	80,886	130,375
Accrued liabilities and other payables	98,531	394,438
Net cash used in operating activities	(2,816,308)	(3,456,886)

Cash flows from investing activities
Additions to property, plant and equipment	(302,011)	(303,300)
Proceeds from disposal of property, plant and equipment	50,180	-
Collections on (payments to) loans to related parties	2,386,194	(163,710)
Investment in unconsolidated entity	-	(48,150)
Net cash provided by (used in) investing activities	2,134,363	(515,160)

Cash flows from financing activities
Changes in restricted cash	(1,650,262)	(1,969,784)
Proceeds from factoring accounts receivable	-	2,086,500
Loan proceeds from related parties	1,916,204	724,658
Repayments on loans from related parties	(7,655)	(39,990)
Proceeds from Bank acceptance notes	4,871,767	2,048,365
Repayments of bank acceptance notes	(3,221,505)	(78,581)
Proceeds from bank loans	-	481,500
Repayments of bank loans	(451,731)	-
Proceeds from (payments to) sale-leaseback transaction	(390,510)	722,250
Net cash provided by financing activities	1,066,308	3,974,918

Effect of exchange rate changes on cash	(18,490)	(1,402)

Net increase in cash	365,873	1,470

Cash - beginning of year	24,968	23,498

Cash - end of year	$390,841	$24,968

Supplemental disclosure information:
Income taxes paid	$-	$-
Interest paid	$21,801	$45,031

The accompanying notes are an integral part of these financial statements.

5

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Suzhou E Motors Electric Buses Co., Ltd. (the “Company”) was incorporated under the laws of the People’s Republic of China (“China” or “PRC”) on March 21, 2011 in the City of Zhangjiagang, Jiangsu Province, China. The Company is jointly owned by Dr. Henglong Chen, Zhangjiagang Jinke Venture Capital Investment Co., Ltd. (“Jinke”) and Zhangjiagang Light Commercial Vehicles Co., Ltd. (“ZLCV”). Dr. Henglong Chen is also the controlling shareholder of ZLCV. The Company is primarily engaged in the production and sales of specialty electric vehicles ("EVs") in China.

On July 12, 2017, Tantech Holdings Ltd. (“Tantech”) completed the acquisition of the Company’s 70% equity interest for a total consideration of RMB103,200,000 (approximately $15 million) in cash and 2,500,000 shares of Tantech’s common stock. Tantech is a China-based public company listed at NASDAQ Stock Exchange and is engaged in the research and development of bamboo charcoal products.

Note 2 – Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

In preparing the financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts; the valuation of inventories; the valuation of deferred tax assets and intangible assets.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, due from related parties, advances to suppliers, accounts payable, due to related parties, loans from related parties, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

6

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represents required cash deposits as collateral for bank acceptance notes payable. The Company is required to maintain 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily made to customers whose ability to pay is dependent upon the industry economics prevailing in these areas and the receipt of government subsidy on electric vehicles. The Company also makes advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to ship goods or to refund an advance to the Company.

Equity Investment

The Company classifies its long term investment on which the management considers the Company has significant influence but does not have control over as equity investment. Company uses the equity method to account for the investment.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings improvements	20 years
Machinery equipment	5-10 years
Transportation equipment	5 years
Office equipment	5 years
Electronic equipment	5 years

Repairs and maintenance costs are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria, as related to the Company’s revenue, are considered to have been met as follows:

Sales of products: The Company recognizes revenue on sales of product when the goods are delivered and title to the goods passes to the customer provided that there are no uncertainties regarding customer acceptance; persuasive evidence of the arrangement exists; the sales price is fixed and determinable; and collectability is deemed probable.

Revenue from the rendering of services: Revenue from electric vehicle assembly services are recognized upon performance of services as stipulated in the underlying contract. Service revenue generated is currently minimum and insignificant.

8

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Government manufacturing rebate income: The Company is eligible for a government manufacturing rebate on each qualifying electric bus sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the RMB, the currency of the PRC.  Any transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2016 and 2015 were 1 RMB for $0.1440 and $0.1540, respectively. The average exchange rates for the years ended December 31, 2016 and 2015 were 1 RMB for $0.1506 and $0.1605, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income (loss). Other comprehensive income (loss) consists mainly of foreign currency translation adjustment.

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2016 and 2015. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2016 and 2015. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Research and development costs

Research and development costs are expensed to operations as incurred.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Recent accounting pronouncements

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity that is a single decision maker of a VIE treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company expects that the adoption of this ASU will not have any impact to its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on statements of cash flow. The amendments are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company expects that the adoption of this ASU will not have any impact to its financial statements.

In December 2016, the FASB issued ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606," which includes thirteen technical corrections or improvements that affect only narrow aspects of the guidance in ASU No. 2014-09. ASU No. 2014-09 and all of the related ASUs have the same effective date. On July 9, 2015, the FASB deferred the effective date of ASU No. 2014-09 for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of the original effective date, which is annual reporting periods beginning after December 15, 2016 and interim periods within those annual periods. The new standard is to be applied retrospectively and permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the effect that the adoption of this update will have on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its financial statements.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2016	December 31, 2015

Accounts receivable	$4,944,106	$1,992,312
Allowance for doubtful accounts	(107,942)	(14,019)

Accounts receivable, net	$4,836,164	$1,978,293

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 4 – Factoring Agreement

On November 30, 2015, the Company entered into a factoring agreement with Jiangsu Jinmao Business Factoring Co., Ltd. ("JJBF") to factor its accounts receivable in the total amount of RMB 21,945,000 (approximately $3,379,530). Pursuant to the factoring agreement, JJBF has recourse against the Company in the event of non-collection from customers. JJBF charged the Company one-time fee of $60,060 as well as a fixed annual interest rate of 6.8% on the advance payment. JJBF advanced RMB13,000,000 (approximately $2,002,000) to the Company upon the signing of the factoring agreement. As of December 31, 2016 and 2015, the outstanding balance of the advance payment received from JJBF amounted to $1,583,681 and $2,002,000, respectively. The interest expense incurred for the outstanding balance of the advance payment were $192,737 and $11,558 for the years ended December 31, 2016 and 2015, respectively.

As of March 2017, all factored accounts receivables were fully collected and the factoring agreement with JJBF was terminated.

Due from factor consisted of the following:

	December 31,	December 31,
	2016	2015
Outstanding balance of receivables factored	$2,871,502	$3,379,530
Advances from factor	(1,583,681)	(2,002,000)
Amounts due from factor	$1,287,821	$1,377,530

Note 5 – Inventory

Inventory consisted of the following:

	December 31, 2016	December 31, 2015
Raw materials	$1,472,998	$237,452
Finished products	258,192	174,638
Work in process	1,461,938	932,028
Subtotal	3,193,128	1,344,118
Inventory reserve	(974,167)	(81,660)
Total	$2,218,961	$1,262,458

Finished goods include direct material costs, direct labor costs and manufacturing overhead. During the years ended December 31, 2016 and 2015, inventory impairment reserves of $916,434 and $5,993, respectively. The impairment reserve for the year ended December 31, 2016 due to one non-qualifying model were charged to other expense because the Company considered this as nonrecurring event.

Note 6 – Manufacturing Rebate Receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will provide a manufacturing rebate to eligible alternative energy automobile manufacturers for qualifying alternative energy vehicles sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers within one year period after sales are finalized and paperwork is submitted.

12

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Based on the criteria listed, the Company is eligible for approximately $60,200 and $48,200 in government manufacturing rebates for each of the qualifying electric buses sold during the years ended December 31, 2016 and 2015, respectively. 131 qualifying electric buses were sold during the year ended December 31, 2015, while 101 qualifying electric buses were sold during the year ended December 31, 2016. As of December 31, 2016, the Company has received the full payment of the eligible government rebates for the qualifying electric buses sold in the 2015 fiscal year. The Company has not received any payment of those eligible government rebates for the sales made in the fiscal year 2016 due to the recent slower processing of rebates. The typical government rebates are processed within one year after the qualifying sales. The entire qualifying government rebates for the 2016 fiscal year were recorded as manufacturing rebate income and corresponding receivable for the year ended December 31, 2016 because the management believes that the electric buses sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured

Note 7 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2016	December 31, 2015
Buildings improvements	$632,653	$676,724
Machinery and production equipment	976,203	904,144
Electronic equipment	81,606	87,290
Office equipment	23,355	24,982
Vehicles	436,233	360,735
Subtotal	2,150,050	2,053,875
Accumulated depreciation	(544,351)	(354,876)
Total	$1,605,699	$1,698,999

The Company had certain production equipment under capital leases. The gross amount net of accumulated depreciation of these production equipment were $647,870 and $99,115, respectively, as of December 31, 2016, and $693,000 and $16,466, respectively as of December 31, 2015. See Note 12 for details.

Depreciation expense of the fixed assets, including assets under capital leases, was $257,123 and $211,276 for the years ended December 31, 2016 and 2015, respectively.

Note 8 – Intangible assets, net

	December 31, 2016	December 31, 2015
Software	$10,213	$10,925
Patents	4,319,130	4,620,000

Total	4,329,343	4,630,925
Less: Accumulated amortization	(2,165,251)	(1,852,990)

Intangible assets, net	$2,164,092	$2,777,935

The patents and the software are amortized over 10 years. Amortization expense for intangible assets for the years ended December 31, 2016 and 2015 was $452,799 and $482,639, respectively. Amortization expense for each of the next five years will approximate $450,000.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 9 –Equity investment

The Company invested RMB 300,000 (equivalent of $46,200) in Suzhou E Motors Selling & Leasing Co., Ltd. (“SEMSLC”) in September 2015 for a 30% equity interest in SEMSLC, a company established in the PRC, engaged in the selling and leasing electric vehicles to clients. The Company has the ability to exercise significant influence but does not have control over SEMSLC. The Investment was accounted under equity method. SEMSLC has incurred losses since its inception.

The following table represents the movement of the equity investment:

	December 31, 2016	December 31, 2015

Equity investment	$46,200	$46,200
Less: Investment loss	(46,014)	(13,596)
Translation adjustment	(186)	551
Total	$-	$33,155

Note 10 – Bank acceptance notes payable

Banks acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of three to six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts equal to 100% of the balances of the bank acceptance notes. As of December 31, 2016 and 2015, the balance of bank acceptance notes payable amounted to $3,415,279 and $1,965,410, respectively, all of which were issued by Zhangjiagang Rural Commercial Bank (“ZRCB”). The Company had deposited the same amounts with ZRCB as restricted cash. All of these outstanding bank acceptances notes were repaid in full upon maturity.

Note 11– Related party transactions

The relationship and the nature of related party transaction are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Dr. Henglong Chen	Shareholder and Chairman of the Board	Short-term loan
Zhangjiagang Light Commercial Vehicles Co., Ltd. (1) (“ZLCV”)	Shareholder	Short-term loan
Jiangsu E Motors Pure Electric Automobile Co., Ltd .	Controlled by Dr. Henglong Chen	Supplier of batteries
Changzhou Hengmao Power Technology Co. , LTD	Controlled by Dr. Henglong Chen	Short-term loan
Mr. Hengwei Chen (2)	CEO of the Company	Personal loan
Suzhou E Motors Selling & Leasing Co., Ltd.	30% owned by the Company	Distributor

(1)	ZLCV is also owned and controlled by Dr. Henglong Chen.
(2)	Mr. Hengwei Chen is the younger brother of Dr. Henglong Chen.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Due from related parties consisted of the following:

	December 31, 2016	December 31, 2015

Dr. Henglong Chen	$-	$2,568,258
Zhangjiagang Light Commercial Vehicles Co., Ltd.	276,844	168,309
Total	$276,844	$2,736,567

Due to related party consisted of the following:

	December 31, 2016	December 31, 2015
Mr. Hengwei Chen	$1,118,330	$695,311
Dr. Henglong Chen	823,946	-
Changzhou Hengmao Power Technology Co. , LTD	539,891	-
Total	$2,482,167	$695,311

Both balances of due from related parties and due to related party were unsecured, interest-free and due upon demand. The Company intends to collect the entire balance of due from related parties by the end of 2017.

Sales to and Purchases from related party

For the year ended December 31, 2015, the Company purchased a total of $79,303 worth of merchandise or raw materials from Jiangsu E Motors Pure Electric Automobile Co., Ltd, a related party. No similar purchase was made for the year ended December 31, 2016.

For the years ended December 31, 2016 and 2015, the Company recorded sales of $540,018 and $4,218,269 to Suzhou E Motors Selling & Leasing Co., Ltd, a related party, respectively.

Note 12– Sales-leaseback transaction

On November 7, 2015, the Company entered into a sale-leaseback agreement with Jiangsu Jinmao Financing Lease Co., Ltd. for the refinancing of its production equipment. The equipment with net book value of approximately $804,908 was sold for approximately $693,000. The transaction has been accounted for as a financing arrangement with a fixed annual interest rate of 5.7%, wherein the equipment remains on the Company’s books and will continue to be depreciated. The financing arrangement was guaranteed by Dr. Henglong Chen (Chairman of Board) and his wife, and Mr. Hengwei Chen (CEO) and his wife.

The loss on the sale of the equipment was expensed immediately as an Other Expense. A financing obligation in the amount of $693,000, representing the proceeds, has been recorded under long-term debt in the Company’s Balance Sheet, and is being reduced based on payments under the lease.

The lease has a term of 18 months and requires minimum annual lease payment as follows:

Year Ending December 31,	Amount
2017	$274,492
Total	$274,492

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 13 – Income taxes

The Company was registered in the PRC and is subject to corporate income tax at unified rate of 25%. The Company incurred losses since inception and is not liable for any income tax under the reporting periods.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended December 31, 2016 and 2015:

	For the years ended December 31,
	2016	2015
Statutory PRC income tax rate	25%	25%
Effect of permanent difference – impairment loss	(52)%	3%
Total	(27)%	28%

The provision (benefit) for income tax consists of the following:

	For the years ended December 31,
	2016	2015
Current income tax provision	$-	$-
Deferred income tax provision	119,378	503,963
Total	$119,378	$503,963

Components of deferred tax assets are as follows:

	December 31, 2016	December 31, 2015
Net operating loss carry forward	$188,729	$323,968
Allowance for doubtful accounts	23,709	3,505
Inventory reserve	5,399	1,498
Valuation allowance	(29,108)	(5,003)
Deferred tax assets, net of valuation allowance	$188,729	$323,968

Note 14 – Major customers and suppliers

For the year ended December 31, 2016, three major third-party customers accounted for approximately 41%, 21% and 20% of the Company’s total sales, respectively. For the year ended December 31, 2015, one major third-party customer accounted for approximately 69%, and one related party of the Company accounted for approximately 10% of the Company’s total sales, respectively. Any decrease in sales to these customers will negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2016, three customers accounted for approximately 54%, 28% and 13% of the Company’s accounts receivable balance, respectively.

As of December 31, 2015, two customers accounted for approximately 5% and 16% of the Company’s accounts receivable balance, respectively.

For the year ended December 31, 2016, four major suppliers accounted for approximately 29%, 14%, 11%, and 10% of the total purchases, respectively. For the year ended December 31, 2015, one major supplier accounted for approximately 63% of the total purchases.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 15 – Subsequent events

On July 12, 2017, the acquisition of the Company’s 70% equity interest by Tantech Holdings Ltd. (“Tantech”) was completed for a total consideration of RMB103,200,000 (approximately $15 million) in cash and 2,500,000 shares of Tantech’s common stock. Tantech is a China-based public company listed at NASDAQ Stock Exchange and is engaged in the research and development of bamboo charcoal products.

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